Exhibit 12.1
FHLBANK TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
03/31/2006
(Thousands)

	3/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005

Earnings
Income Before Assessments	50,223	67,244	44,261	34,633	38,733
Total Fixed Charges	494,228	454,735	401,391	344,608	299,991
Capitalized Interest	—	—	—	—	—

Total Earnings	544,451	521,979	445,652	379,241	338,724

Fixed Charges
Interest Expense[1]	494,228	454,735	401,391	344,608	299,991
Capitalized Interest	—	—	—	—	—

Estimated Interest Attributable to Rental Expense [2]	—	—	—	—	—

Total Fixed Charges	494,228	454,735	401,391	344,608	299,991

Earnings to Fixed Charges Ratio	1.10	1.15	1.11	1.10	1.13

[1]	For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.

[2]	The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.

Exhibit 12.1 - 1 of 1